Mail Stop 3720

July 20, 2007

Via U.S. Mail and Fax
Alfonso de Borbon
Chief Financial Officer
Teleconnect Inc.
Centro Comercial Camojan Corner
1(a) plta Camino de Camojan
Urb. Sierra Blanca 29603 Marbella – Malaga

       RE: Teleconnect Inc.
              Form 10-KSB for the fiscal year ended September 30, 2006
              Filed December 27, 2006
              File No. 000-30611

Dear Mr. de Borbon:

       We have reviewed your supplemental response letter dated June 27, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 11, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB for the year ending September 30, 2006

1. We note your response to prior comment 2. We do not believe that a payment settlement with a government tax authority for past obligations is a financing activity as defined by paragraph 20 of SFAS 95. The tax obligation and any interest applied for late payments are not amounts "borrowed" as contemplated by paragraph 20b of SFAS 95. We believe such payments are cash flows from operating activity as "cash payments to governments for taxes, duties, fines, and other fees or penalties…" as described in paragraph 23c. Please revise or advise.

2. We note your response to prior comments 3 and 5. Please explain to us in detail and disclose why the balance for the allowance for doubtful accounts for fiscal year 2006 of approximately $1.1 million equals approximately 66% of the gross accounts receivable balance.

3. We note your response to prior comments 4. Tell us and disclose whether the credit terms include any interest or late payment penalties.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director